WRITER'S DIRECT DIAL NUMBER 212-373-3224 WRITER'S DIRECT FACSIMILE 212-492-0224 WRITER'S DIRECT E-MAIL ADDRESS agivertz@paulweiss.com

April 12, 2019

VIA EDGAR

Mr. Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Argo Group International Holdings, Ltd.
PRER14A preliminary proxy statement filing made on Schedule 14A
Filed on April 4, 2019
File No. 001-15259

Dear Mr. Panos:

On behalf of our client, Argo Group International Holdings, Ltd. (the “Company”), we hereby acknowledge receipt of the comment letter, dated April 4, 2019 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Preliminary Proxy Statement (the “Preliminary Proxy Statement”).  For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

Nicholas P. Panos	2
Securities and Exchange Commission
April 12, 2019

Corporate Governance, Committees and Meetings of the Board of Directors, page 13

1.
Argo represents that it “regularly rotates the Chair of [its] committees.” Please advise us, with a view toward revised disclosure, of the names of the Chair of each Committee named in this section as well as the names of the two previous individuals to hold those positions.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the names of the Chair of each committee named in the section as well as the names of the two previous individuals to hold those positions are as follows:

Committee	Chair	Time as Chair
Audit	Mural R. Josephson	May 2015 to present
	Nabil N. El-Hage	May 2014 to May 2015
	Mural R. Josephson	May 2010 to May 2014
	Frank M. Maresh	August 2007 to May 2010
Human Resources	John R. Power, Jr.	May 2018 to present
	H. Berry Cash	May 2014 to May 2018
	John R. Power, Jr.	August 2007 to May 2014
Investment	John H. Tonelli	May 2014 to present
	Gary V. Woods	February 2008 to May 2014
	Allan W. Fulkerson	August 2007 to February 2008
Nominating & Corporate Governance	Thomas A. Bradley	March 2019 to present
	Gary V. Woods	August 2007 to March 2019
Risk & Capital*	F. Sedgwick Browne	May 2017 to present

* From August 2011, when the Risk & Capital Committee was first formed, until May 2017, the committee was comprised of the entire Board of Directors.

The Company has revised the disclosure on page 13 of the Definitive Proxy Statement, filed with the Commission on the date hereof (the “Definitive Proxy Statement”), to remove the statement referenced in the Staff’s comment above.

Compensation Discussion and Analysis, page 63

2.
Argo states that “[i]n conjunction with the renegotiation and renewal of Mr. Watson’s employment agreement in November of 2018, the Board determined that Mr. Watson would no longer be eligible to receive housing and home leave and travel allowances effective January 1, 2019.” Please advise us of the basis of the participants’ conclusion that Mr. Watson is “no longer eligible” to receive such benefits. For example, please explain, with a view toward revised disclosure, if a prior document authorized or otherwise provided for housing, home leave and travel allowances, and if so, the name of such document.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Mr. Watson was previously entitled to the housing and home leave & travel allowances pursuant to a letter agreement, dated August 10, 2010. That letter

Nicholas P. Panos	3
Securities and Exchange Commission
April 12, 2019

agreement was terminated upon the execution of Mr. Watson’s employment agreement, dated November 5, 2013.  Although not included in such employment agreement, the board of directors of the Company (the “Board”) nevertheless determined at such time that the Company would continue to provide Mr. Watson with the housing and home leave & travel allowances, subject to the discretion of the Human Resources Committee of the Board to reduce such monthly housing and home leave & travel allowances.   More recently, in connection with Mr. Watson’s new employment agreement, dated November 5, 2018, the Board evaluated such monthly allowances as part of Mr. Watson’s overall compensation package and determined that Mr. Watson would no longer receive such allowances effective January 1, 2019. The Company has revised the disclosure on pages 63 and 66 of the Definitive Proxy Statement accordingly.

Annex C | Supplemental Information Regarding Participants, page C-1

Company Securities Purchased or Sold, page C-2

3.
While we recognize that, pursuant to Rule 14a-5(a), negative responses to line items need not be disclosed in the proxy statement, certain publicly available information, particularly that which is reported under §16, suggests some information required by Item 5(b)(1) of Schedule 14A may have been inadvertently omitted. Please confirm that the participants’ transaction histories are consistent with the information reported on Form 4, or advise us of the legal basis for ostensibly excluding the complete transaction histories of Mark E. Watson III, Jay S. Bullock, Kathleen Nealon, and Gary V. Woods. In addition, please reconcile how the following participants, as determined under Instruction 3 to Item 4 of Schedule 14A, seemingly have been entirely omitted from the transaction history table: Thomas A. Bradley, Jose Hernandez, Matthew Harris, Dymphna Lehane, Kevin Rehnberg, and Axel Schmidt.

Response: The Company acknowledges the Staff’s comment and advises the Staff that certain transactions effected by certain participants were inadvertently omitted from the Preliminary Proxy Statements.  The Company has revised the disclosure in Annex C-1 of the Definitive Proxy Statement accordingly.

The Company further advises the Staff that the Company has not included transaction history for Messrs. Hernandez, Harris, Rehnberg or Schmidt because none of them is a “participant” (as defined in Instruction 3(a) to Item 4 of Schedule 14A). Each such individual is an officer of the Company but is not and will not be engaged in the solicitation of proxies or otherwise a “participant” as defined in clauses (i) through (vi) of Instruction 3(a) to Item 4 of Schedule 14A.  In that regard, we note that clause (v) of Instruction 3(b) to Item 4 of Schedule 14A states that the term “participant” does not include an officer or employee of a “participant” that is not otherwise a “participant”.

   *     *     *     *

Nicholas P. Panos	4
Securities and Exchange Commission
April 12, 2019

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you require any additional information or have any additional questions, please contact me at 212-373-3224.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:	Craig S. Comeaux Argo Group International Holdings, Ltd.